United States securities and exchange commission logo





                          June 17, 2024

       Frank Cohen
       Chief Executive Officer
       Blackstone Real Estate Income Trust, Inc.
       345 Park Avenue
       New York, NY 10154

                                                        Re: Blackstone Real
Estate Income Trust, Inc.
                                                            Registration
Statement on Form S-11
                                                            Filed June 7, 2024
                                                            File No. 333-280059

       Dear Frank Cohen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Stacie
Gorman at 202-551-3585 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Benjamin C. Wells, Esq.